Exhibit (a)(1)(f)

Dear Polycom Optionholder,

The purpose of this email is to provide you with the necessary information regarding the offer to exchange Polycom stock options, which commenced today, May 28, 2003.  This exchange offer is being made only to optionholders who have option grant(s) with an exercise price equal to or greater than $13.48 per share.

Please read the attached documents regarding the exchange offer carefully.  They explain what you must do in order to participate in the exchange offer.  These documents include:

* the Offer to Exchange;

* the Memorandum from Robert C. Hagerty dated May 28, 2003;

* the Election Form;

* the Withdrawal Form; and

* the Form of Promise to Grant Stock Option(s).

If you do not have access to a printer, please reply to this email, and we will send you hard copies of all of the attached documents regarding the exchange offer.

Hard copies of all of the attached documents are also available by email or phone request to Helen Idnani, Manager, Equity Programs, (925) 924-5624.

If you do not know whether your options are eligible for exchange, please check your option account online www.optionslink.com <http://www.optionslink.com> or call OptionsLink Customer Service 1-800-838-0908 (for those of you outside the U.S. please call 1-650-599-0125).

If you decide to participate in the offer, you must deliver the completed Election Form by June 25, 2003, 5:00 p.m. Pacific Daylight Time to Helen Idnani, 4750 Willow Road, Pleasanton, CA 94588 or fax the Election Form to Helen Idnani at (925) 924-5797.

If you have questions, please contact Helen Idnani.